Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES FIRST QUARTER
FISCAL YEAR 2017 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – May 3, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today reported financial results for the first quarter ended March 31, 2017.

Quarter Highlights

  $8.2 million in revenue for the quarter, a decrease of 14% compared to $9.6 million for the same period last year.

  Gross profit margin of 41% for the quarter, a decrease of 3% from 44% for the same period last year.

  Net earnings for the quarter were $0.2 million, or $0.04 and $0.03 per share, basic and diluted, compared to $1.2 million, or $0.20 per share, basic and diluted, for the same period last year.

  $15.6 million of cash and cash equivalents at March 31, 2017, an increase of $0.6 million compared to $15.0 million at December 31, 2016.

  $27.2 million of working capital at March 31, 2017, an increase of $0.6 million compared to $26.6 million at December 31, 2016.

  Adjusted EBITDA(1) of $1.0 million for the quarter, a decrease of 43% from $1.7 million for the same period last year.

“While first quarter revenue and profitability were lower than the comparable period in 2016, we have experienced solid quoting and booking activities. For our Satellite Communications division, we secured several larger orders which include an approximately $3.3 million order for our satellite terminals from a U.S. government organization, building a strong backlog for the remainder of the year. The business opportunities for the Sinclair Technologies division also look steady,” said Dr. Amiee Chan, President and CEO of Norsat. “We also continued to manage our cost structure while also challenging ourselves to develop and market new products and solutions. During the quarter, we have announced the expansion of our Ka-band product lines with the launch of the ATOM 50 Watt Ka-band BUCs and SSPAs, and industry leading 4- and 5-band LNBs to meet the broadest range of customer needs,” added Dr. Chan.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

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(1) Adjusted EBITDA is a measure that the Company uses to reflect the results of its core earnings. Adjusted EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization, foreign exchange gain or loss, corporate development costs incurred to pursue strategic opportunities, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges.

Conference Call Details

Norsat will host a conference call today, May 3, 2017 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss its fiscal year 2017 first quarter financial results. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call title is: ‘Investor Call – Q1 2017’. Please connect approximately 10 – 15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available after the live call at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States dollars)
(Unaudited)

	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$15,626,931	$15,044,742
Trade and other receivables	8,074,508	8,263,447
Inventories	10,807,251	10,462,354
Prepaid expenses and other	393,569	332,676
	34,902,259	34,103,219
Non-current assets
Property and equipment, net	564,916	616,495
Intangible assets, net	4,073,121	4,176,244
Goodwill	4,097,751	4,097,751
Investment tax credits recoverable	4,875,031	4,820,185
Deferred income tax assets	1,081,300	1,185,907
	14,692,119	14,896,582
Total assets	$49,594,378	$48,999,801

LIABILITIES
Current liabilities
Trade and other payables	$1,530,715	$2,774,889
Accrued liabilities	2,950,388	2,685,970
Warranty provision	1,030,962	869,259
Deferred revenue	2,217,408	1,217,083
	7,729,473	7,547,201
Non-current liabilities
Long-term provisions	2,051,884	1,863,542
Long-term deferred revenue	62,098	70,014
Total liabilities	9,843,455	9,480,757
SHAREHOLDERS' EQUITY
Issued capital	40,016,360	40,016,360
Treasury shares	(431,208)	(431,208)
Contributed surplus	4,325,028	4,276,584
Accumulated other comprehensive loss	(4,419,838)	(4,395,651)
Retained earnings	260,581	52,959
Total shareholders' equity	39,750,923	39,519,044
Total liabilities and shareholders' equity	$49,594,378	$48,999,801

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in United States dollars)
(Unaudited)

	Three months ended March 31
	2017	2016

Revenue	$8,228,048	$9,553,427
Cost of sales	4,890,436	5,378,280
Gross profit	3,337,612	4,175,147

Expenses:
General and administrative	1,238,053	983,077
Selling and distributing	1,128,393	1,302,966
Product development	875,932	783,995
Less: Government contributions	(320,234)	(379,475)
Add: Government repayment obligation	114,397	-
Gain on foreign exchange	(29,952)	(49,159)
Interest and bank charges	72,871	26,800
Total expenses	3,079,460	2,668,204

Earnings before income taxes	258,152	1,506,943

Current income tax expense	767	-
Deferred income tax expense	49,763	344,908
	50,530	344,908

Net earnings	$207,622	$1,162,035

Other comprehensive income/(loss)
Items that may subsequently be reclassified to income:
(Loss)/gain on translation of foreign subsidiaries	(24,187)	16,937
Total comprehensive (loss)/income	$183,435	$1,178,972

Net earnings per share
Basic earnings per share	$0.04	$0.20
Diluted earnings per share	$0.03	$0.20

Weighted average number of shares outstanding
Basic	5,769,271	5,766,952
Diluted	5,937,669	5,789,421

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States dollars)
(Unaudited)

	Three months ended March 31
	2017	2016
Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period	$207,622	$1,162,035
Income taxes paid	(572)	-
Adjustments for items not affecting cash:	-
Depreciation and amortization	209,647	229,328
Unrealized foreign exchange (gain)/loss	(26,682)	24,856
Current income tax expense	767	-
Deferred income tax expense	49,763	344,908
Share-based payments	48,444	44,876
Government contributions	(320,234)	(379,475)
Government repayment obligation	114,397	-
Accretion of long-term provisions	56,820	-
Deferred revenue	992,409	(116,683)
Changes in non-cash working capital	(1,076,398)	350,021
Net cash flows provided by operating activities	255,983	1,659,866

Investing activities:
Purchase of intangible assets, property and equipment, net of SADI	(78,585)	(23,418)
Net cash flows used in investing activities	(78,585)	(23,418)

Financing activities:
Government contributions	404,441	954,460
Net cash flows provided by financing activities	404,441	954,460

Effect of foreign currency translation on cash and cash equivalents	350	(4,914)

Increase in cash and cash equivalents	582,189	2,585,994
Cash and cash equivalents, beginning of period	15,044,742	4,585,754
Cash and cash equivalents, end of period	$15,626,931	$7,171,748

Norsat International Inc.
Reconciliation of IFRS to non-IFRS Measures
(Expressed in United States dollars)

	Three months ended March 31
	2017	2016
Net earnings for the period	$207,622	$1,162,035
Interest and accretion	43,526	(1,558)
Depreciation and amortization	209,647	229,328
Tax exp ense	50,530	344,908
EBITDA(2)	$511,325	$1,734,713
Gain on foreign exchange	(29,952)	(49,159)
Corporate development costs	363,277	-
Long-term portion of government repayment obligation	114,397	-
Adjusted EBITDA(2)	$959,047	$1,685,554

(2) We disclose non-IFRS measures as we believe they provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. For a more detailed description of non-IFRS measures, please refer to Management’s Discussion and Analysis for the three months ended March 31, 2017 posted on Norsat’s website and SEDAR.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604-821-2800	Tel: 604-821-2800
Email: achan@norsat.com	Email: achin@norsat.com